FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2026

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Third quarter, year ending March 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 4, 2026	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

© Nomura
(US GAAP)
January 2026
Consolidated Results of Operations Third quarter, year ending March 2026
Nomura Holdings, Inc.
We aspire to create a better world by harnessing the power of financial markets

Outline
Presentation
Financial Supplement
Consolidated balance sheet (p. 19)
Value at risk (p. 20)
Consolidated financial highlights (p. 21)
Consolidated income (p. 22)
Main revenue items (p. 23)
Consolidated results: Income (loss) before income taxes by segment and region (p. 24)
Segment “Other” (p. 25)
Wealth Management related data (p. 26-29)
Investment Management related data (p. 30-31)
Wholesale related data (p. 32)
Number of employees (p. 33)
Executive summary (p. 2-3)
Trend in stable revenue (p. 4)
Overview of results (p. 5)
Business segment results (p. 6)
Wealth Management (p. 7-9)
Investment Management (p. 10-11)
Wholesale (p. 12-14)
Banking (p. 15)
Non-interest expenses (p. 16)
Robust financial position (p. 17)
1

Executive summary (1/2)

FY2025/26 3Q highlights

- **ROE1: At 10.3%, ROE meets target of 8 to 10% or more for the seventh consecutive quarter**
  - Net revenue: Y551.8bn (+7% QoQ); Income before income taxes: Y135.2bn (-1% QoQ); Net income[2]: Y91.6bn (-1% QoQ); EPS[3]: Y30.19; ROE[1]: 10.3%
  - Four segment remained robust; segment "Other" posted losses due to weaker market conditions in digital asset-related business
- **Four segment income before income taxes[4]: Y142.9bn (+8% QoQ)**
  Highest level in 18-and-a-half years, since FY2007/08 1Q[5]
  - Wealth Management:
    - Recurring revenue/flow revenue reached highest level since full-scale start of comprehensive asset management services in FY2019/20; net inflows of recurring revenue assets exceeded Y500bn
    - Income rose around 30% QoQ; margin on income before income taxes remained at a high level, exceeding 40%
  - Investment Management:
    - Acquisition of public asset management business of Macquarie Group concluded on 1st of December 2025; assets under management rose substantially to Y134.7trn and business revenue reached its highest level since the establishment of the division
    - However, income fell because of weaker investment gain/loss and one-time acquisition-related costs
  - Wholesale:
    - In Global Markets, Equity revenue reached a record high[6] for the second consecutive quarter
    - Investment Banking revenue rose across all major regions. Revenue rose to all-time high[6], partly thanks to recovery in Japan ECM deals
  - Banking:
    - Performance remained solid, with smooth progress in the execution of loans; the investment trust balance grew thanks to both market factors and the establishment of new trusts
- **Shareholder returns – Share buyback**
  - Number of Shares: 100 million shares (MAX)
  - Value: Y60bn (MAX)
  - Period: 17th of February, 2026 – 30th of September

Income before income taxes and net income[2]



Groupwide
(billions of yen)
Income before income taxes
Net income
138.3
101.4
97.7
72.0
160.3
104.6
136.6
92.1
135.2
91.6
FY2024/25 3Q
4Q
FY2025/26 1Q
2Q
3Q



Four segment income before income taxes⁴
(billions of yen)
Investment Management
Wealth Management⁴
Banking
Wholesale
130.8
92.0
105.8
132.6
142.9
FY2024/25 3Q
4Q
FY2025/26 1Q
2Q
3Q

1. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.
2. Net income (loss) attributable to Nomura Holdings shareholders.
3. Diluted net income (loss) attributable to Nomura Holdings shareholders per share.
4. Retrospective adjustments made to prior years following the establishment of the Banking Division, a portion of whose businesses were previously included in Wealth Management, in April 2025.
5. The current segment classification differs from FY2007/08 1Q.
6. A record quarter since comparisons possible in FY2016/17

2

FY2025/26 1Q-3Q highlights
Executive summary (2/2)
Net income (loss) attributable to Nomura Holdings shareholders. 2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share.
Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.
Retrospective adjustments made to prior years following the establishment of the Banking Division, a portion of whose businesses were previously included in Wealth Management Division, in April 2025.
FY2024/25 1Q-3Q
FY2025/26 1Q-3Q
YoY
Net revenue
Y1,439.8bn
Y1,590.5bn
10%
Income before income taxes
Y374.2bn
Y432.1bn
15%
Net income1
Y268.8bn
Y288.2bn
7%
EPS2
Y87.66
Y94.67
8%
ROE3
10.4%
10.8%

107.1 131.7 134.4 138.2 180.1 133.1 148.3 111.9 119.9 120.7 137.2 163.7 120.4 142.5 42.9 47.2 35.8 39.4 0.0 50.0 100.0 150.0 200.0 250.0 300.0 350.0 400.0 450.0 FY20/21 FY21/22 FY22/23 FY23/24 FY24/25 FY24/25 1Q-3Q FY25/26 1Q-3Q WM Recurring revenue IM Business revenue Banking revenue
FY25/26
1Q-3Q
FY25/26 Dec
FY25/26
Trend in stable revenue: Building recurring business to expand the revenue base for growth
Total of recurring revenue assets in Wealth Management, business revenue in Investment Management, and revenue in Banking.
Banking revenue is separately disclosed from FY25/26 Q1 following the establishment of the Banking Division in April 2025. A portion of Banking revenue was previously included in recurring revenue in the Wealth Management Division. Retrospective adjustments have been made to figures for FY23/24 and FY24/25 to reflect the establishment of the Banking Division, but not to figures for earlier fiscal years.
Recurring revenue assets and AuM increased with inflows
Stable revenue1 steadily expanding2
(billions of yen)
(trillions of yen)
(trillions of yen)
Recurring revenue assets
Wealth Management (WM)
Investment Management (IM)
AuM64.7 67.9 67.3 89.0 89.3 93.5 134.7 0.0 40.0 80.0 120.0 160.0 FY20/21 FY21/22 FY22/23 FY23/24 FY24/25 FY24/25 Dec FY25/26 Dec 18.2 19.6 18.7 23.0 23.5 24.9 28.1 0.0 10.0 20.0 30.0 FY20/21 FY21/22 FY22/23 FY23/24 FY24/25 FY24/25 Dec Dec 4

NOMURA

Overview of results

Highlights

(billions of yen, excluding EPS, BPS and ROE)	FY24/25		FY25/26			QoQ	YoY	FY24/25	FY25/26	YoY
	3Q	4Q	1Q	2Q	3Q			1Q-3Q	1Q-3Q	
Net revenue	502.0	452.7	523.3	515.5	**551.8**	**7%**	**10%**	1,439.8	**1,590.5**	**10%**
Non-interest expenses	363.7	355.0	363.0	378.8	**416.5**	**10%**	**15%**	1,065.5	**1,158.4**	**9%**
Income before income taxes	138.3	97.7	160.3	136.6	**135.2**	**-1%**	**-2%**	374.2	**432.1**	**15%**
Net income[1]	101.4	72.0	104.6	92.1	**91.6**	**-1%**	**-10%**	268.8	**288.2**	**7%**
Effective tax rate	*24.7%*	*24.3%*	*32.9%*	*29.9%*	***30.1%***			*27.0%*	***31.1%***	
EPS[2]	Y33.08	Y23.39	Y34.04	Y30.49	**Y30.19**	**-1%**	**-9%**	Y87.66	**Y94.67**	**8%**
BPS[3]	Y1,207.81	Y1,174.10	Y1,177.31	Y1,188.05	**Y1,244.72**	**5%**	**3%**	Y1,207.81	**Y1,244.72**	**3%**
ROE[4]	11.8%	8.2%	12.0%	10.6%	**10.3%**			10.4%	**10.8%**	
Income before income taxes from three international regions[5,6]	*51.8*	*28.5*	*27.5*	*44.9*	***16.3***	***-64%***	***-69%***	*108.5*	***88.6***	***-18%***

1. *Net income (loss) attributable to Nomura Holdings shareholders.*
2. *Diluted net income (loss) attributable to Nomura Holdings shareholders per share.*
3. *Total Nomura Holdings shareholders' equity per share.*
4. *Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.*
5. *Three international regions refers to (i) the Americas, (ii) Europe and (iii) Asia and Oceania (Including Powai office in India).*
6. *Geographic information is based on U.S. GAAP. Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.*

5

NOMURA

Business segment results

Net revenue and income (loss) before income taxes

(billions of yen)		FY2024/25 3Q	FY2024/25 4Q	FY2025/26 1Q	FY2025/26 2Q	FY2025/26 3Q	QoQ	YoY	F2024/25 1Q-3Q	FY2025/26 1Q-3Q	YoY
Net revenue	Wealth Management[1]	111.6	99.9	105.8	116.5	**132.5**	**14%**	**19%**	333.6	**354.8**	**6%**
	Investment Management	45.7	43.0	50.6	60.8	**60.9**	**0%**	**33%**	149.5	**172.3**	**15%**
	Wholesale	290.5	259.2	261.1	279.2	**313.9**	**12%**	**8%**	798.8	**854.2**	**7%**
	Banking[1]	12.3	11.4	12.8	12.9	**13.7**	**7%**	**12%**	35.8	**39.4**	**10%**
	Subtotal[1]	460.1	413.5	430.3	469.3	**521.0**	**11%**	**13%**	1,317.6	**1,420.6**	**8%**
	Other*[1]	41.2	39.4	93.2	44.4	28.1	**-37%**	**-32%**	123.5	**165.6**	**34%**
	Unrealized gain (loss) on investments in equity securities held for operating purpose	0.6	-0.2	-0.1	1.8	2.7	**51%**	**3.3x**	-1.4	**4.3**	-
	Net revenue	502.0	452.7	523.3	515.5	**551.8**	**7%**	**10%**	1,439.8	**1,590.5**	**10%**
Income (loss) before income taxes	Wealth Management[1]	44.8	35.9	38.8	45.5	**58.5**	**29%**	**31%**	130.3	**142.8**	**10%**
	Investment Management	18.9	15.5	21.5	30.7	**17.9**	**-42%**	**-5%**	74.1	**70.2**	**-5%**
	Wholesale	62.4	37.5	41.9	53.1	**62.3**	**17%**	**0%**	128.8	**157.3**	**22%**
	Banking[1]	4.7	3.1	3.6	3.2	**4.2**	**31%**	**-10%**	13.3	**11.0**	**-18%**
	Subtotal[1]	130.8	92.0	105.8	132.6	**142.9**	**8%**	**9%**	346.4	**381.3**	**10%**
	Other*[1]	6.9	5.9	54.6	2.3	-10.3	-	-	29.2	**46.6**	**60%**
	Unrealized gain (loss) on investments in equity securities held for operating purpose	0.6	-0.2	-0.1	1.8	2.7	**51%**	**3.3x**	-1.4	**4.3**	-
	Income (loss) before income taxes	138.3	97.7	160.3	136.6	**135.2**	**-1%**	**-2%**	374.2	**432.1**	**15%**

*Additional information on "Other" (FY2025/26 3Q)

- Loss related to economic hedging (Y-1bn)
- Loss on changes to own and counterparty credit spread relating to Derivatives (Y-0.6bn)

1. *Retrospective adjustments made to prior years following the establishment of the Banking Division, a portion of whose businesses were previously included in Wealth Management, in April 2025.*

6

Wealth Management
Net revenue and income before income taxes1
Breakdown of net revenue1
Key points
Net revenue: Y132.5bn (+14% QoQ, +19% YoY)
Income before income taxes: Y58.5bn (+29% QoQ, +31% YoY)
Income before income taxes up around 30% QoQ
Substantial net inflows into recurring revenue assets helped to ensure steady growth in recurring revenue
Growth in client activity boosted flow revenue, thereby driving earnings
Efforts to rein in costs lifted the margin on income before income taxes to above 40%
The recurring revenue cost coverage ratio4 reached 71% as earnings became increasingly stable
Recurring revenue
Net inflow of recurring revenue assets hit an all-time high (+Y503.9bn); asset management business made further advances as major markets remained buoyant, as in 2Q
Recurring revenue also at record high as absence of investment advisory fees received half yearly overweighted by higher fees in diverse products
Flow revenue, etc.
Flow revenue, etc. grew by 22% QoQ; client activity increased further, most notably in equities and investment trusts
FY2025/26
2Q  FY2025/26
3Q
Investment trust net inflows5  +Y176.8bn +Y369.3bn
Discretionary investment net inflows5  +Y65.2bn +Y104.3bn
Net inflows of cash and securities6  +Y744.4bn -Y460.6bn

Wealth Management: Purchase of assets based on long-term diversified investments increased further

NOMURA

Total sales[1]

(billions of yen)



Discretionary investments, Insurance products
Investment trusts
Bonds
Stocks
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
FY2024/25
FY2025/26

	3Q	4Q	1Q	2Q	3Q
Stocks	3,644.4	3,870.6	4,967.5	4,539.9	**4,741.3**
Bonds	399.8	462.7	660.6	633.4	**473.4**
Investment trusts	863.4	791.0	754.7	815.2	**1,095.1**
Discretionary Investments	174.4	149.5	140.2	187.0	**221.0**
Insurance	109.4	87.1	137.3	185.5	**132.7**
Total sales[1]	5,191.4	5,360.9	6,660.3	6,361.0	**6,663.4**

Total sales[1] were 6,663.4bn, +5% QoQ
Sales remained strong across a wide range of products

- Stocks: +4% QoQ
  - Growth in Japanese stocks thanks to increase in secondary trades during market correction phases as well as major primary deals
- Bonds: -25% QoQ
  - Demand for Japanese bonds remained firm due to high yen interest rates, while sales were flat
  - Sales of foreign bonds fell on the drop-out of major primary deals in the previous quarter
- Investment trusts: +34% QoQ
  - Demand for long-term diversified investments held firm, and there was an inflow of funds especially into newly established funds and equity growth funds
- Discretionary investments: +18% QoQ
  - High-quality service drove substantial growth in value of SMA mandates
- Insurance: -28% QoQ
  - Sales fell QoQ, but sales of insurance products geared towards estate planning remained high

1. *Excludes Corporate section and Workplace Solution Department.*

8

3,825 3,883 3,963 4,035 4,082 3,000 3,400 3,800 4,200 12 3 6 9 12
Wealth Management: KPI summary
Net inflows of recurring revenue assets1
Flow business clients
Workplace services
Recurring revenue assets and recurring revenue2, 3
All-time high for end-December
Steady growth in the provision of workplace services, driven primarily by ESOPs
Net inflow of recurring revenue assets for 15th consecutive quarter, reaching all-time high for both Wealth Management total and excluding Corporate section
Recurring revenue and recurring revenue assets at end-quarter both at all-time high thanks to strong net inflows of recurring revenue assets and favourable market conditions
FY2024/25
3Q
4Q
FY2025/26
1Q
2Q
3Q
(billions of yen)
(thousands)
(trillions of yen)
(billions of yen)
FY2024/25
Dec/3Q
Mar/4Q
Dec/3Q
FY2025/26
Jun/1Q
Sep/2Q
(thousands)
1. Excludes investment trust distributions, and investment trust net inflows in level fee accounts, etc.
2. Revenue from client assets and ongoing revenue (investment trusts, discretionary investments, insurance, loans, level fee assets, etc.).
3. Retrospective adjustments made to prior years following the establishment of the Banking Division, a portion of whose businesses were previously included in Wealth Management, on Apr. 1, 2025.
FY2024/25
Dec
Mar
Dec
FY2025/26
Jun
Sep9 282.2 265.6 278.9 289.5 503.9 346.3 428.0 377.4 403.2 606.6 0.0 150.0 300.0 450.0 600.0 Wealth Management total Excluding Corporate section 925 1,251 1,482 1,644 914 1,263 1,538 800 1,000 1,200 1,400 1,600 1,800 Jun Sep Dec Mar FY2024/25 FY2025/26 24.9 23.5 24.6 26.2 28.1 45.7 47.0 44.5 51.2 52.7 20.0 30.0 40.0 50.0 10.0 15.0 20.0 25.0 30.0 1 2 3 4 5 Recurring revenue assets Recurring revenue (rhs)

NOMURA

Investment Management

Net revenue and income before income taxes[1]

(billions of yen)	FY2024/25		FY2025/26			QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Net revenue	45.7	43.0	50.6	60.8	**60.9**	**0.1%**	**33%**
Non-interest expenses	26.8	27.5	29.0	30.1	**43.0**	**43%**	**60%**
Income before income taxes	18.9	15.5	21.5	30.7	**17.9**	**-42%**	**-5%**

Breakdown of net revenue

(billions of yen)


70.0
50.0
30.0
10.0
-10.0
Investment gain/loss
Business revenue

	FY2024/25		FY2025/26			QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Business revenue[1,2]	42.0	43.3	40.6	44.1	**57.8**	**31%**	**38%**
Investment gain/loss[3]	3.7	-0.2	9.9	16.8	**3.1**	**-82%**	**-18%**
Net revenue	45.7	43.0	50.6	60.8	**60.9**	**0.1%**	**33%**

Key points

Net revenue: Y60.9bn (+0.1% QoQ, +33% YoY)

Income before income taxes: Y17.9bn (-42% QoQ, -5% YoY)

- Business revenue at all-time high since establishment of division in April 2021
  - Assets under management reached all-time high of Y134.7trn on market factors and successful acquisition of Macquarie Group
- Costs increased due to the expenses attributable to acquired businesses, amortization of intangible assets[4], and one-time acquisition-related costs

Business revenue

- Net revenue: Y57.8bn (+31% QoQ, +38% YoY)
  - Asset management business continued to deliver solid performance Asset management fees reached all-time high; performance fees additionally rose
    - 11th consecutive quarter of net inflows
  - QoQ growth in revenue at aircraft leasing business Nomura Babcock & Brown

Investment gain/loss

- Net revenue: Y3.1bn (-82% QoQ, -18% YoY)
  - American Century Investments related valuation gain/loss made positive contribution to net revenue, though lower QoQ
  - Revenue from Nomura Capital Partners portfolio companies fell QoQ on lapse of sales gains

1. *Includes gain/loss from Nomura Fiduciary Research & Consulting Co., Ltd. starting in FY2025/26 1Q. Includes gain/loss from public asset management business of Macquarie Group since 1 December 2025.*
2. *Includes revenues from asset management business, aircraft leasing-related revenues, and general partner management fees gained from private assets and other investment businesses.*
3. *Consists of net revenue arising from American Century Investments-related gain/loss, investment business in private assets & other, and investments (including changes in fair valuations, funding costs, management fees, dividends, etc.)*
4. *From completion of acquisition (December 1, 2025) through the end of the third quarter of the fiscal year ending March 31, 2026*

10

Investment Management: AuM, inclusive of alternative assets, remains at a record-high
Assets under management (net) are calculated by deducting overlapping assets within the Investment Management division from the simple aggregate (gross) of AuM of asset management companies within Investment Management division
Based on assets under management (net)
Total of Nomura Asset Management alternative AuM and private assets AuM of other asset management companies within Investment Management division
Assets under management (net)1
Net inflows2
Alternative AuM3: net inflows continue, reaching a record high
(billions of yen)
(billions of yen)
Assets under management benefit from inclusion of Macquarie Group since 1st of December 2025
Domestic investment trust business
Net inflows into investment trusts (excl. ETFs, MRFs, etc) and MRFs, etc but net outflows from ETFs Investment trusts (excl. ETFs, MRFs, etc): Inflows into newly established actively managed Japanese equity investment trusts, private assets, and balanced funds
ETFs: Buoyant trading, net outflows driven by rising equity markets
Domestic investment advisory and international businesses
Japan booked inflows mainly into yen bonds
International business booked outflows from US high yield bonds and acquired business, but inflows mainly into Japanese equities
(trillions of yen)
FY2024/25 Dec
Mar
Dec
FY2025/26
Jun
Sep
FY2024/25 3Q
4Q
3Q
FY2025/26
1Q
2Q
FY2024/25 Dec
Mar
Dec
FY2025/26
Jun
Sep 11
2,501 2,608 2,658 2,941 3,334 0 500 1,000 1,500 2,000 2,500 3,000 3,500
489 274 -207 525 71 -229 40 315 -26 44 260 314 108 498 115 -4000 400 800 Domestic investment advisory and international businesses, etc. Domestic investment trust business
67.2 64.3 68.1 73.4 79.0 26.3 25.0 26.3 27.9 55.7 93.5 89.3 94.3 101.2 134.7 0.0 20.0 40.0 60.0 80.0 100.0 120.0 140.0 Domestic investment advisory and international businesses, etc. Domestic investment trust business

FY2024/25  FY2025/26 QoQ YoY
3Q  4Q 1Q 2Q 3Q
Net revenue  290.5 259.2 261.1 279.2 313.9 12% 8%
Non-interest expenses  228.2 221.7 219.2 226.0 251.6 11% 10%
Income before income taxes  62.4 37.5 41.9 53.1 62.3 17% -0.1%
CIR  79% 86% 84% 81% 80%
Revenue/modified RWA1  8.2% 7.3% 6.9% 7.1% 7.8%
Net revenue: Y313.9bn (+12% QoQ, +8% YoY)
Income before income taxes: Y62.3bn (+17% QoQ, -0.1% YoY)
Maintained the strong performance trend from the previous quarter; revenue and profit both up In Global Markets, revenue in Equities rose to a record high2
Revenue in Investment Banking rose to a record high2, with growth across all regions
By region, revenue rose to a record high2 in Japan, and also rose in the Americas on strong performance in Rates and Equity Products
Net revenue by business line
Net revenue by region
(billions of yen) FY2024/25  FY2025/26 QoQ YoY
3Q  4Q 1Q 2Q 3Q
Global Markets  239.0 206.9 223.1 235.7 256.8 9% 7%
Investment Banking  51.5 52.3 37.9 43.5 57.1 31% 11%
Net revenue  290.5 259.2 261.1 279.2 313.9 12% 8%
Wholesale net revenue (annualized) divided by modified risk-weighted assets (daily average for the accounting period) used by Wholesale. Modified risk-weighted assets (daily average for the accounting period) is a non- GAAP financial measure and is the total of (i) risk-weighted assets (as calculated and presented under Basel III) and (ii) an adjustment equal to the regulatory adjustment to common equity tier 1 capital calculated and presented under Basel III divided by our internal minimum capital ratio target. Starting from FY2025/26 1Q, based on Basel III finalization rule.
A record quarter since comparisons possible in FY2016/17
Net revenue: Y313.9bn (+12% QoQ, +8% YoY)
Income before income taxes: Y62.3bn (+17% QoQ, -0.1% YoY)
Maintained the strong performance trend from the previous quarter; revenue and profit both up In Global Markets, revenue in Equities rose to a record high2
Revenue in Investment Banking rose to a record high2, with growth across all regions
By region, revenue rose to a record high2 in Japan, and also rose in the Americas on strong performance in Rates and Equity Products
Net revenue and income before income taxes
Key points
Net revenue by business line
Net revenue by region
(billions of yen) FY2024/25  FY2025/26 QoQ YoY
3Q  4Q 1Q 2Q 3Q
Global Markets  239.0 206.9 223.1 235.7 256.8 9% 7%
Investment Banking  51.5 52.3 37.9 43.5 57.1 31% 11%
Net revenue  290.5 259.2 261.1 279.2 313.9 12% 8%

Wholesale: Global Markets

Net revenue

(billions of yen)



300.0
250.0
200.0
150.0
100.0
50.0
0.0
FI: Others[1]
FI: Macro Products[2]
FI: Spread Products[3]
EQ: Others[4]
EQ: Equity Products[5]
EQ: Execution Services[6]

	FY2024/25		FY2025/26			QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Fixed Income (FI)	139.9	105.8	124.8	121.9	**136.9**	**12%**	**-2%**
Equities (EQ)	99.1	101.1	98.3	113.8	**119.9**	**5%**	**21%**
Global Markets	239.0	206.9	223.1	235.7	**256.8**	**9%**	**7%**

Key points

Net revenue: Y256.8bn (+9% QoQ, +7% YoY)

- Fixed Income revenue uptick driven by growth in Rates and FX/EM
- Equities revenue hit a record high[7] driven by robust performance in Execution Services and record-high revenue in Equity Products[7]

Fixed Income

- Net revenue: Y136.9bn (+12% QoQ, -2% YoY)
  - Macro Products: Rates revenue rose in the Americas and Japan on the back of increased client activity. FX/EM saw substantial growth in EMEA while performance rebounded in AEJ
  - Spread Products: Credit revenue declined in AEJ as investors adopted a cautious approach. Securitized Products revenue remained strong, most notably in the Americas

Equities

- Net revenue: Y119.9bn (+5% QoQ, +21% YoY)
  - Equity Products: Strong revenue growth in the Americas, where increased client activity drove strength in Derivatives
  - Execution Services: Robust revenue growth in Japan, partly driven by primary deals

1. International Wealth Management, businesses run together with Investment Banking, and other revenue not attributed to a particular desk. 2. Rates, FX/EM. 3. Credit, Securitized Products.
4. Businesses run together with Investment Banking, Other gains and losses not attributable to a particular desk. 5. Cash and derivatives trading and Prime Services. 6. Equities execution business
7. A record quarter since comparisons possible in FY2016/17

13

Wholesale: Investment Banking Net revenue (billions of yen) 60.0 40.0 20.0 0.0 FY2024/25 FY2025/26 Key points Net revenue: Y57.1bn (+31% QoQ, +11% YoY) Financing, Solutions, etc. Advisory Major Deals Advisory Sumitomo Corp’s deal to take SCSK private (Y881.8bn) Sapporo Holdings’ sale of Sapporo Real Estate to KKR and PAG (Y504.7bn) Gutsche Family Investments and other investors’ sale of a stake in Coca-Cola Beverages South Africa to Coca-Cola HBC (Switzerland) ($3.7bn) Asahi Group’s acquisition of Diageo Kenya and a stake in UDV (Kenya) from Diageo (UK) (Total: $3.0bn) JFE’s acquisition of a stake in Bhushan Power & Steel (India) from JSW Steel (India) (INR 157bn ($1.8bn) Blackstone’s acquisition of a minority stake in Federal Bank (India) (INR 61bn ($706mn)) Vauban Infrastructure Partners’ acquisition of Towerlink (France) from Cellnex (Spain) (391mn) Spin-off of Sony Financial Group by Sony Group (Y1,038.8bn) (announced prior to 3Q, completed in Oct 2025) Net revenue at all-time quarterly high since comparisons possible in FY2016/17 Corporate action in Japan remained consistently strong; recovery in ECM also helped to ensure record net revenue in Japan Net revenue rose QoQ across all overseas regions, with particularly strong performance in M&A and ALF Advisory Financing, Solutions, etc. SBI Shinsei Bank: IPO (Y370.2bn) Toyoda Gosei: PO (Y115.1bn) Medline (US): IPO ($7.2bn) SoftBank Group: Retail bonds (Y500bn)/USD-denominated hybrid bonds ($2.0bn) Our presence in Japan’s M&A market, which has doubled - Momentum remained strong in Japan, with multiple transactions including MBOs, moves to take companies private, and cross-border deals Value of Japan-related M&A deals2 (CY basis) Japan-related M&A league table2 (CY2025) - Overseas revenue rose on multiple transactions including in closely watched sectors, most notably in EMEA and AEJ Financing and Solutions, etc.1 - ECM benefited from multiple major IPO and POs, most notably in Japan. Solutions-related revenue rose too on share buybacks and need to unwind cross shareholdings. (trn of yen) 54.2 - DCM performance remained strong in Japan 2021 2022 2023 2024 2025 1. ECM, DCM, ALF, businesses run together with Global Markets, and other revenue not attributed to a particular product. 2. Source: LSEG (as of Jan 27th, 2026), RV: Rank Value 14

Banking Net revenue and income before income taxes1 Key points (billions of yen) Income before income FY2024/25 FY2025/26 4.7 3.1 3.6 3.2 4.2 31% -10% Net revenue: Y13.7bn (+7% QoQ, +12% YoY) Income before income taxes: Y4.2bn (+31% QoQ, -10% YoY) Performance remained solid, with smooth progress in the execution of loans; the investment trust balance grew thanks to both market factors and the establishment of new trusts Lower taxes and public charges enabled expenses to fall even though depreciation costs associated with systems upgrade remained flat QoQ taxes Preparations for the deposit sweep service scheduled for introduction in FY2026/27 are progressing as planned Loans Outstanding (Nomura Trust and Banking) Steady growth in loans outstanding for Nomura Web Investment Trust balance (Nomura Trust and Banking)3 Investment trust balance rose, reflecting Assets under administration (Nomura Bank Luxembourg) Inflows into public and private funds investing loans thanks to increased executions following successful advertising campaign, steady growth in PB loans2 too market tailwinds as well as moves to develop trust partners and establishment of new trusts in private assets gathered pace Nomura Group Others (billions of yen) 1,200 914 1,044 1,069 1,093 1,131 (trillions of yen) 50.0 40.0 (billions of dollar) 60.0 52.5 49.5 50.0 56.6 59.3 60.2 62.4 29.2 800 400 0 798 30.0 20.0 10.0 0.0 40.0 30.0 20.0 10.0 0.0 26.1 23.4 25.2 27.3 26.7 29.9 28.0 31.4 28.1 32.1 33.2 FY22/23 FY23/24 FY24/25 FY25/26 FY25/26 FY25/26 FY22/23 FY23/24 FY24/25 FY25/26 FY25/26 FY25/26 FY22/23 FY23/24 FY24/25 FY25/26 FY25/26 FY25/26 Mar Mar Mar Jun Sep Dec Mar Mar Mar Jun Sep Dec Mar Mar Mar Jun Sep Dec 1. Retrospective adjustments made to prior years following the establishment of the Banking Division, a portion of whose businesses were previously included in Wealth Management, in April 2025. 2. PB loans stands for Private Banking loan 3. Investment trust balance (Nomura Trust and Banking) is the total net asset value of each fund as of the end of its most recent fiscal period 15

1,288.2 1,420.5 0.0 500.0 1,000.0 1,500.0 Other Business development expenses Occupancy and related depreciation Information processing and communications Commissions and floor brokerage Compensation and benefits
Non-interest expenses: Y416.5bn (+10% QoQ)
Compensation and benefits (+13% QoQ) Higher bonus provisions in line with performance, increased operating and one-time costs related to the Macquarie Group acquisition
Commissions and floor brokerage (+14% QoQ) Increase in commissions and floor brokerage fees due to higher trading volumes
Information processing and communications (+7% QoQ) Increase due to IT service contracts (new contracts and contract renewals)
Business development expenses (+37% QoQ) Increase in advertising expenses, etc.
Non-interest expenses
Key points
FY2024/25
3Q
4Q
FY2025/26
1Q
2Q
3Q
QoQ
FY2024
/25
FY2023
/24 Compensation and benefits  673.5 732.4 190.9 172.3 186.3 195.1 220.7 13.2%
Commissions and floor brokerage  137.3 177.5 43.6 44.9 44.8 47.2 54.0 14.4%
Information processing and communications  217.1 227.0 54.4 60.1 57.2 59.2 63.5 7.3%
Occupancy and related depreciation  68.7 70.2 17.9 17.8 16.0 17.3 17.9 3.3%
Business development expenses  24.2 27.1 6.8 7.7 7.0 7.3 10.0 37.4%
Other  167.2 186.4 50.0 52.2 51.8 52.8 50.4 -4.5%
Total  1,288.2 1,420.5 363.7 355.0 363.0 378.8 416.5 10.0%

16.3% 14.5% 13.2% 13.0% 12.8% 0.0% 5.0% 10.0% 15.0% 20.0% 0.0 5.0 10.0 15.0 20.0 25.0 RWA (lhs) CET 1 capital ratio (rhs)
13.0 13.7 6.7 6.7 3.7 3.7 0.0 0.7 0.0 23.4 24.2 0.0 5.0 10.0 15.0 20.0 25.0 Sep 25 Dec 25
Robust financial position
Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders’ equity
HQLA and LCR as of the end of December 2025 are final figures. Other figures are preliminary. 3. CET 1 capital ratio is defined as Tier 1 capital minus Additional Tier 1 capital divided by risk-weighted assets.
Tier 1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items). 5. Daily average for each quarter. 6. Credit risk includes CVA.
Balance sheet related indicators and capital ratios
RWA and CET 1 capital ratio3
Changes in RWA2 Mar 2025  Sep 2025 Dec 2025
Total assets  Y56.8trn Y60.4trn Y61.9trn
Shareholders’ equity  Y3.5trn Y3.5trn Y3.7trn
Gross leverage  16.4x 17.3x 17.0x
Net leverage1  11.0x 12.2x 11.9x
Level 3 assets (net) 2  Y1.3trn Y1.4trn Y1.4trn
Liquidity portfolio  Y10.2trn Y10.9trn Y10.8trn

Financial Supplement

. Consolidated balance sheet
Consolidated balance sheet
1. Including securities pledged as collateral.
(billions of yen) Mar 31, 2025 Dec 31, 2025 Increase (Decrease) Mar 31, 2025 Dec 31, 2025 Increase (Decrease) Assets Total cash and cash deposits 5,515 5,997 482 Short-term borrowings 1,117 1,315 197 Total payables and deposits 7,249 8,460 1,211 Total loans and receivables 7,449 8,239 790 Total collateralized financing 18,646 17,944 -702 Trading liabilities 11,379 13,875 2,496 Total collateralized agreements 18,664 18,626 -37 Other liabilities 1,457 1,631 174 Long-term borrowings 13,374 14,897 1,523 22,524 25,728 3,204 Total liabilities 53,221 58,121 4,899 Total other assets1 2,651 3,345 694 Equity Total NHI shareholders’ equity 3,471 3,652 181 Noncontrolling interest 110 163 53 56,802 61,935 5,133 56,802 61,935 5,133 Total assets Total trading assets and private equity and debt investments1 Total liabilities and equity Liabilities19

Value at risk

- Definition
  - 95% confidence level
  - 1-day time horizon for outstanding portfolio
  - Inter-product price fluctuations considered
- From April 1, 2025, to December 31, 2025 (billions of yen)
  - Maximum: 6.6
  - Minimum: 3.1
  - Average: 4.6

(billions of yen)

	FY2023/24	FY2024/25	FY2024/25	FY2025/26			
	Mar	Mar	Dec	Mar	Jun	Sep	Dec
Equity	3.3	2.0	3.3	2.0	3.2	3.6	**4.8**
Interest rate	2.6	2.1	2.4	2.1	2.2	2.2	**2.6**
Foreign exchange	2.1	1.5	1.7	1.5	1.6	1.5	**1.3**
Sub-total	8.0	5.6	7.4	5.6	7.0	7.3	**8.7**
Diversification benefit	-2.5	-1.8	-2.3	-1.8	-2.5	-2.4	**-2.5**
VaR	5.5	3.8	5.1	3.8	4.5	4.9	**6.2**

20

Consolidated financial highlights
Quarterly ROE is calculated using annualized year-to-date net income.
(billions of yen) 165.9 340.7 5.1% 10.0%0% 3% 6% 9% 12% 0 100 200 300 400 Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders ROE(%) 3Q 4Q 1Q 2Q 3Q Net revenue 1,562.0 1,892.5 502.0 452.7 523.3 515.5 551.8 Income (loss) before income taxes 273.9 472.0 138.3 97.7 160.3 136.6 135.2 Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders 165.9 340.7 101.4 72.0 104.6 92.1 91.6 Total NHI shareholders’ equity 3,350.2 3,470.9 3,569.9 3,470.9 3,476.0 3,485.3 3,651.8 ROE (%)1 5.1% 10.0% 10.4% 10.0% 12.0% 11.3% 10.8% Basic-Net income (loss) attributable to NHI shareholders per share (yen) 54.97 115.30 34.32 24.35 35.19 31.34 31.21 Diluted-Net income (loss) attributable to NHI shareholders per share (yen) 52.69 111.03 33.08 23.39 34.04 30.49 30.19 Total NHI shareholders’ equity per share (yen) 1,127.72 1,174.10 1,207.81 1,174.10 1,177.31 1,188.05 1,244.72 FY2024/25 FY2023/24 FY2024/25 FY2025/26 101.4 72.0 104.6 92.1 91.6 10.4% 10.0% 12.0% 11.3% 10.8% 0% 3% 6% 9% 12% 0 30 60 90 12021

NOMURA

Consolidated income

(billions of yen)

	FY2023/24	FY2024/25	FY2024/25 3Q	4Q	FY2025/26 1Q	2Q	3Q
Revenue							
Commissions	364.1	407.0	102.6	100.3	100.6	105.0	**119.2**
Fees from investment banking	173.3	212.2	64.4	53.3	38.4	44.6	**59.0**
Asset management and portfolio service fees	310.2	378.2	97.2	96.8	92.9	102.5	**122.7**
Net gain on trading	491.6	580.1	142.0	158.4	142.2	171.9	**190.7**
Gain (loss) on private equity and debt investments	11.9	7.6	1.6	1.2	6.3	4.4	**1.6**
Interest and dividends	2,620.9	2,927.9	745.5	630.9	649.6	652.8	**712.5**
Gain (loss) on investments in equity securities	9.6	0.4	1.6	-0.1	-0.4	4.4	**4.5**
Other	175.8	223.3	43.0	38.5	127.0	75.6	**17.8**
Total revenue	4,157.3	4,736.7	1,197.9	1,079.4	1,156.6	1,161.2	**1,227.9**
Interest expense	2,595.3	2,844.3	696.0	626.6	633.3	645.8	**676.2**
Net revenue	1,562.0	1,892.5	502.0	452.7	523.3	515.5	**551.8**
Non-interest expenses	1,288.2	1,420.5	363.7	355.0	363.0	378.8	**416.5**
Income (loss) before income taxes	273.9	472.0	138.3	97.7	160.3	136.6	**135.2**
Net income (loss) attributable to NHI shareholders	165.9	340.7	101.4	72.0	104.6	92.1	**91.6**

22

Main revenue items

(billions of yen)

		FY2023/24	FY2024/25	FY2024/25 3Q	4Q	FY2025/26 1Q	2Q	3Q
Commissions	Stock brokerage commissions	242.7	264.5	66.3	66.3	62.8	67.2	**79.9**
	Other brokerage commissions	15.6	17.5	4.4	4.7	4.7	4.5	**3.3**
	Commissions for distribution of investment trusts	56.2	66.1	17.3	14.0	14.3	14.3	**20.9**
	Other	49.5	58.9	14.6	15.3	18.7	19.1	**15.1**
	Total	364.1	407.0	102.6	100.3	100.6	105.0	**119.2**
Fees from Investment banking	Equity underwriting and distribution	45.5	52.9	17.6	8.6	3.6	5.0	**15.1**
	Bond underwriting and distribution	27.5	48.4	14.9	13.2	13.8	11.4	**10.8**
	M&A / Financial advisory fees	61.6	78.7	22.0	24.7	15.6	19.7	**24.2**
	Other	38.8	32.2	9.8	6.7	5.4	8.4	**8.9**
	Total	173.3	212.2	64.4	53.3	38.4	44.6	**59.0**
Asset Management and portfolio service fees	Asset management fees	193.5	235.9	61.0	60.8	58.3	64.5	**81.6**
	Administration fees	88.2	109.1	27.8	27.6	26.3	29.0	**31.8**
	Custodial fees	28.5	33.2	8.4	8.5	8.2	9.0	**9.3**
	Total	310.2	378.2	97.2	96.8	92.9	102.5	**122.7**

23

Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)

	FY2023/24	FY2024/25	FY2024/25		FY2025/26		
			3Q	4Q	1Q	2Q	3Q
Wealth Management[1]	119.0	166.2	44.8	35.9	38.8	45.5	**58.5**
Investment Management	60.2	89.6	18.9	15.5	21.5	30.7	**17.9**
Wholesale	53.9	166.3	62.4	37.5	41.9	53.1	**62.3**
Banking[1]	15.1	16.4	4.7	3.1	3.6	3.2	**4.2**
Four business segments total[1]	248.2	438.4	130.8	92.0	105.8	132.6	**142.9**
Other[1]	36.0	35.1	6.9	5.9	54.6	2.3	**-10.3**
Segments total	284.2	473.5	137.7	97.9	160.4	134.9	**132.6**
Unrealized gain (loss) on investments in equity securities held for operating purposes	-10.3	-1.5	0.6	-0.2	-0.1	1.8	**2.7**
Income (loss) before income taxes	273.9	472.0	138.3	97.7	160.3	136.6	**135.2**

Geographic information: Income (loss) before income taxes[2]

(billions of yen)

	FY2023/24	FY2024/25	FY2024/25		FY2025/26		
			3Q	4Q	1Q	2Q	3Q
Americas	14.7	65.8	18.3	14.4	15.6	29.1	**17.1**
Europe	-33.1	20.3	16.2	5.9	-7.0	0.4	**-10.6**
Asia and Oceania	23.8	50.9	17.3	8.1	18.9	15.4	**9.8**
Subtotal	5.4	137.0	51.8	28.5	27.5	44.9	**16.3**
Japan	268.5	335.0	86.5	69.3	132.8	91.8	**118.9**
Income (loss) before income taxes	273.9	472.0	138.3	97.7	160.3	136.6	**135.2**

1. *Retrospective adjustments made to prior years figures following the establishment of Banking Division.*
2. *Geographic information is based on U.S. GAAP. Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.*

24

Income (loss) before income taxes
Segment “Other”
(billions of yen)
Retrospective adjustments made to prior years figures following the establishment of Banking Division.
3Q 4Q 1Q 2Q 3Q Net gain (loss) related to economic hedging transactions 2.0 -5.8 -7.0 2.2 1.1 -0.2 -1.0 Realized gain (loss) on investments in equity securities held for operating purposes 21.0 1.5 0.6 0.3 0.0 2.2 1.1 Equity in earnings of affiliates 46.4 51.2 15.2 9.7 12.3 12.4 17.6 Corporate items -12.0 -5.9 -1.0 -5.1 -11.6 -15.2 -9.6 Others1 -21.5 -5.9 -1.0 -1.2 52.9 3.0 -18.5 Income (loss) before income taxes1 36.0 35.1 6.9 5.9 54.6 2.3 -10.3 FY2023/24 FY2024/25 FY2025/26 FY2024/25 6.9 5.9 54.6 2.3 -10.3 36.0 35.1 -150 15 30 45 60 1 225

NOMURA

Wealth Management related data (1)

(billions of yen)

	FY2023/24	FY2024/25	FY2024/25 3Q	4Q	FY2025/26 1Q	2Q	3Q	QoQ	YoY
Commissions	173.5	183.6	47.1	43.3	46.2	52.1	**58.7**	**12.8%**	**24.7%**
Of which, stock brokerage commission	80.2	72.2	18.1	17.4	18.3	22.7	**24.7**	**9.1%**	**36.8%**
Of which, commissions for distribution of investment trusts	54.9	65.9	17.3	14.3	14.2	14.3	**20.8**	**45.6%**	**20.2%**
Sales credit	55.9	52.5	11.5	10.8	11.6	12.6	**13.1**	**4.1%**	**14.1%**
Fees from investment banking and other	23.1	27.3	8.7	3.7	5.2	3.9	**8.8**	**122.1%**	**1.0%**
Investment trust administration fees and other	124.4	156.7	40.1	40.2	38.7	42.9	**46.4**	**8.3%**	**15.9%**
Net interest revenue[1]	10.1	13.4	4.3	1.9	4.0	5.0	**5.4**	**9.0%**	**27.4%**
Net revenue[1]	387.0	433.6	111.6	99.9	105.8	116.5	**132.5**	**13.7%**	**18.7%**
Non-interest expenses[1]	268.0	267.4	66.8	64.0	67.0	71.0	**74.0**	**4.3%**	**10.8%**
Income before income taxes[1]	119.0	166.2	44.8	35.9	38.8	45.5	**58.5**	**28.5%**	**30.5%**
Domestic distribution volume of investment trusts	3,271.8	3,882.8	942.0	838.3	827.1	854.6	**1,178.9**	**37.9%**	**25.1%**
Stock investment trusts	2,525.9	3,107.2	719.5	712.3	724.1	708.5	**984.0**	**38.9%**	**36.8%**
Foreign investment trusts	745.9	775.6	222.5	126.0	102.9	146.0	**194.3**	**33.1%**	**-12.7%**
Other									
Sales of JGBs for individual investors (transaction base)	398.9	317.9	89.0	76.8	82.0	33.5	**80.8**	**141.4%**	**-9.2%**

1. *Retrospective adjustments made to prior years figures following the establishment of Banking Division.*

26

Wealth Management client assets
Wealth Management related data (2)
Including CBs and warrants
Including annuity insurance.
(trillions of yen) 153.5 143.8 0 50 100 150 200 Other Foreign investment trusts Bond investment trusts Stock investment trusts Domestic bonds Foreign currency bonds Equities FY2023/24 FY2024/25 Mar Mar Dec Mar Jun Sep Dec Equities 102.5 92.2 98.9 92.2 99.7 106.2 114.3 Foreign currency bonds 6.4 6.5 6.5 6.5 6.5 6.8 7.0 Domestic bonds1 13.7 14.2 14.0 14.2 14.7 14.8 14.8 Stock investment trusts 13.3 13.3 14.4 13.3 14.2 15.2 16.5 Bond investment trusts 7.3 6.7 7.2 6.7 6.8 7.2 7.2 Foreign investment trusts 1.8 2.0 2.0 2.0 2.0 2.1 2.3 Other2 8.6 8.8 9.2 8.8 9.3 10.0 10.5 Total 153.5 143.8 152.2 143.8 153.2 162.3 172.6 FY2025/26 FY2024/25
.27 152.2 143.8 153.2 162.3 172.6

Net inflows of cash and securities1
Wealth Management related data (3)
Cash and securities inflows minus outflows, excluding regional financial institutions.
Retail excludes Corporate section, Private Wealth Management and Workplace Service from Wealth Management total. Figures for FY2023/24 have been reclassified following a change in definition in FY2024/25 1Q.
Retail Only. Figures for FY2023/24 have been reclassified following a change in definition in FY2024/25 1Q.
(billions of yen) -131 380 2,259 744 -461 181 168 519 296 398 1,273 1,288 755 1,276 -5000 500 1,000 1,500 2,000 2,500 Wealth Management total Retail only 3Q 4Q 1Q 2Q 3Q Wealth Management total 1,273 1,288 -131 380 2,259 744 -461 Retail only2 755 1,276 181 168 519 296 398 Inflows of cash and securities3 5,305 6,256 1,477 1,381 1,809 1,753 2,062 FY2024/25 FY2023/24 FY2025/26FY2024/25 28

Wealth Management related data (4)
Junior NISA accounts are not included from the figure at the end of June 2024.
Ratio of cash stocks traded via online service.
Number of accounts
New individual accounts / IT share2
(thousands)
(thousands) FY2023/24 FY2024/25 Mar Mar Dec Mar Jun Sep Dec Accounts with balance 5,496 5,934 5,925 5,934 5,965 5,998 6,075 Equity holding accounts 2,972 3,285 3,275 3,285 3,292 3,292 3,301 NISA accounts opened1 1,780 1,779 1,771 1,779 1,800 1,816 1,877 Online service accounts 5,582 5,974 5,881 5,974 6,053 6,140 6,278 FY2025/26 FY2024/25 3Q 4Q 1Q 2Q 3Q New individual accounts 334 372 99 109 103 103 113 IT share2 No. of orders 84% 85% 85% 87% 86% 85% 83% Transaction value 59% 60% 59% 62% 59% 60% 58% FY2025/26 FY2024/25 FY2024/25FY2023/24 29

NOMURA

Investment Management related data (1)

Net revenue and income (loss) before income taxes

(billions of yen)

	FY2023/24	FY2024/25	FY2024/25 3Q	4Q	FY2025/26 1Q	2Q	3Q	QoQ	YoY
Business revenue	137.2	163.7	42.0	43.3	40.6	44.1	**57.8**	**31.3%**	**37.8%**
Investment gain/loss	16.9	28.8	3.7	-0.2	9.9	16.8	**3.1**	**-81.7%**	**-17.9%**
Net revenue	154.1	192.5	45.7	43.0	50.6	60.8	**60.9**	**0.1%**	**33.2%**
Non-interest expenses	93.9	102.9	26.8	27.5	29.0	30.1	**43.0**	**42.7%**	**60.5%**
Income (loss) before income taxes	60.2	89.6	18.9	15.5	21.5	30.7	**17.9**	**-41.6%**	**-5.3%**

Asset under management by company[1]

(trillions of yen)

	FY2023/24 Mar	FY2024/25 Mar	FY2024/25 Dec	Mar	FY2025/26 Jun	Sep	Dec
Nomura Asset Management	91.0	88.1	92.2	88.1	93.0	99.7	**108.4**
Nomura Asset Management International, etc.[2]	5.6	5.5	6.3	5.5	8.8	9.3	**34.9**
Assets under management (gross)[3]	96.6	93.6	98.5	93.6	101.8	109.1	**143.3**
Group company overlap	7.6	4.3	4.9	4.3	7.5	7.8	**8.6**
Assets under management (net)[4]	89.0	89.3	93.5	89.3	94.3	101.2	**134.7**

1. *From FY 2024/25 onward, assets under management (gross) of Nomura Asset Management and the Group company overlap decreased by a similar amount owing to the reorganization in the Americas on April 1, 2024. Includes the assets under management of Macquarie Group's Public Asset Management business (acquired on 1st of December 2025).*
2. *The assets under management (gross) of Nomura Corporate Research and Asset Management etc, and the Group company overlap increased by the same amount due to the transfer of Nomura Fiduciary Research & Consulting to the Investment Management division effective April 1, 2025. Established Nomura Asset Management International by integrating Nomura Capital Management and Nomura Corporate Research and Asset Management (Nomura's core U.S. investment management entities) with the acquired business.*
3. *Total of assets under management (gross) of asset management companies within the Investment Management division.*
4. *Net after deducting Group company overlap from assets under management (gross).*

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Investment Management related data (2)
Based on assets under management (net)
Source: Investment Trusts Association, Japan.
Asset inflows/outflows by business1
Domestic public investment trust market and Nomura Asset Management market share2
(billions of yen)
(trillions of yen) 3Q 4Q 1Q 2Q 3Q Domestic investment trusts business 1,845 2,113 489 274 -207 525 71 of which ETFs 473 987 -352 673 -667 77 -105 Domesetic investment advisory and international businesses, etc. 1,915 536 -229 40 315 -26 44 Total net asset inflow 3,760 2,648 260 314 108 498 115 FY2025/26 FY2024/25 FY2023/24 FY2024/25 FY2023/24 FY2024/25 Mar Mar Dec Mar Jun Sep Dec Market 227.0 236.3 246.0 236.3 254.3 276.8 301.6 Nomura Asset Management share (%) 26% 25% 25% 25% 25% 24% 24% Market 211.0 221.5 230.3 221.5 239.0 260.4 284.7 Nomura Asset Management share (%) 25% 24% 24% 24% 23% 23% 23% Market 16.0 14.8 15.7 14.8 15.3 16.4 16.9 Nomura Asset Management share (%) 44% 44% 45% 44% 44% 44% 43% Market 89.6 85.8 89.4 85.8 92.3 100.4 109.9 Nomura Asset Management share (%) 43% 44% 44% 44% 44% 44% 44% FY2025/26 FY2024/25 ETF Domestic public bond investment trusts Domestic public stock investment trusts Domestic public investment trusts31

Wholesale related data
Net revenue and income (loss) before income taxes
Breakdown of Wholesale revenue
(billions of yen)
(billions of yen) 3Q 4Q 1Q 2Q 3Q Net revenue 866.1 1,057.9 290.5 259.2 261.1 279.2 313.9 12.4% 8.0% Non-interest expenses 812.2 891.7 228.2 221.7 219.2 226.0 251.6 11.3% 10.3% Income (loss) before income taxes 53.9 166.3 62.4 37.5 41.9 53.1 62.3 17.2% -0.1% FY2024/25 FY2023/24 QoQ YoY FY2025/26 FY2024/25 3Q 4Q 1Q 2Q 3Q Fixed Income 420.3 499.2 139.9 105.8 124.8 121.9 136.9 12.3% -2.1% Equities 286.8 375.4 99.1 101.1 98.3 113.8 119.9 5.4% 21.0% 707.1 874.6 239.0 206.9 223.1 235.7 256.8 9.0% 7.5% 159.0 183.3 51.5 52.3 37.9 43.5 57.1 31.3% 10.8% 866.1 1,057.9 290.5 259.2 261.1 279.2 313.9 12.4% 8.0% YoY QoQ FY2024/25 FY2025/26 Net revenue Global Markets Investment Banking FY2023/24 FY2024/2532

Number of employees

	FY2023/24	FY2024/25	FY2024/25		FY2025/26		
	Mar	Mar	Dec	Mar	Jun	Sep	Dec
Japan	14,870	14,877	14,977	14,877	15,317	15,144	**15,061**
Europe	3,053	3,133	3,114	3,133	3,155	3,173	**3,237**
Americas	2,440	2,417	2,433	2,417	2,476	2,450	**3,030**
Asia and Oceania[1]	6,487	6,815	6,736	6,815	6,960	7,109	**7,273**
Total	26,850	27,242	27,260	27,242	27,908	27,876	**28,601**

1. *Includes Powai office in India.*

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